

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Mr. Jeffrey D. Kastner
Chief Financial Officer
Flanigan's Enterprises, Inc.
5059 N.E. 18th Avenue
Fort Lauderdale, FL 33334

> **Re:** **Flanigan's Enterprises, Inc.**
> **Form 10-K for the Year Ended October 3, 2009**
> **File No. 001-06836**

Dear Mr. Kastner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief